CALEDONIA MINING CORPORATION

NEWS RELEASE

Mulonga Plain JV Exploration Work Program Update

Toronto, Ontario – 8 March 2005: Caledonia Mining Corporation (“Caledonia”)
(TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to report that Motapa Diamonds Inc. (“Motapa”), the operator of the Mulonga Plain Joint Venture in Western Zambia, has recently advised Caledonia of the exploration program for the period ending February 2006.  This program is fully funded by Motapa.

Caledonia holds a 40% interest in three prospecting licences which cover approximately 3.3 million hectares and are sub-divided into two project areas, Mulonga Plain and Kashiji Plain, collectively making up the Mulonga Plain Joint Venture.

Mulonga Plain Project Area

Motapa has received preliminary data from the 5,000 line km airborne gravity Falcon® survey conducted during November and December 2004.  The cost of this survey was fully funded by Motapa. Preliminary interpretation has identified 71 gravity anomalies to be prioritised as candidates for follow-up evaluation.  Additional interpretative work is required for further screening of these anomalies.  A drilling budget of US$520,000 has been allocated for the Mulonga Plain project area in anticipation of these interpretations, and the work plan anticipates drill testing between 10 and 15 targets commencing in late July or early August of this year.

Kashiji Plain Project Area

Laboratory work on samples collected in the Kashiji Plain project area in 2004 is ongoing.  Until these analyses are completed, budget allocation and planning for the Kashiji Plain project has been deferred.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.